Exhibit 12(e)

Entergy Texas, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,					September 30,
	2011	2012	2013	2014	2015	2016

Fixed charges, as defined:
Total Interest charges	$93,554	$96,035	$92,156	$88,049	$86,024	$87,542
Interest applicable to rentals	3,497	2,750	1,918	1,782	1,794	1,234

Total fixed charges, as defined	$97,051	$98,785	$94,074	$89,831	$87,818	$88,776

Earnings as defined:
Net Income	$80,845	$41,971	$57,881	$74,804	$69,625	$89,583
Add:
Income Taxes	49,492	33,118	30,108	49,644	37,250	52,694
Fixed charges as above	97,051	98,785	94,074	89,831	87,818	88,776

Total earnings, as defined	$227,388	$173,874	$182,063	$214,279	$194,693	$231,053

Ratio of earnings to fixed charges, as defined	2.34	1.76	1.94	2.39	2.22	2.60